ZHONGTIAN MOULD TECHNOLOGIES, INC.
No. 100, Binyang Rd,Fangjiao New Village
Chen Dai Town, Jinjiang City, Fujian Province, China

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

______________

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    This Information Statement, which is being mailed on or about March 1, 2011 to the holders of record of shares, as of February 11, 2011, of common stock, $0.001 par value, of Zhongtian Mould Technologies, Inc., formerly known as Tianyu Steel Inc, a Cayman Islands corporation (the “Company”), is being furnished in connection with the appointment of Heping Zhuang and Fajin Chen to the Board of Directors of the Company (the “Board”). The appointment of Heping Zhuang and Fajin Chen to the Board was made in connection with the consummation of the transactions described in this Information Statement.

    On February 11, 2010, the Company entered into an agreement (the “Share Exchange Agreement”) with Sino-Mould International Company Limited, a  Hong Kong, China company (“Sino-Mould”), and the shareholders of Sino-Mould (“Sellers”). The share exchange was closed on February 11, 2011. Pursuant to the terms of the Share Exchange Agreement, the Company acquired all of the outstanding capital stocks of Sino-Mould.  Sino-Mould is a holding company whose only asset is 100% of the registered capital of Jinjiang Zhongtian Mould Co., Limited (“Zhongtian Mould”), a limited liability company organized under the laws of the People’s Republic of China (“China” or “PRC”). Substantially all of Sino-Mould's operations are conducted in China through Zhongtian Mould.  Zhongtian Mould is one of the leading mould technology companies in China, focused on shoe manufacturing mould production.

    The Company issued 18,100,000 shares of the common stock, par value $.001 per share (the “Common Stock”) in exchange for all the shares of the capital stock of Sino-Mould (the “Exchange”). As a result of the Exchange, persons affiliated with Zhongtian Mould now own securities that in the aggregate represent approximately 99.45% of the equity in the Company.

            In connection with the acquisition, Mr. Heping Zhuang, Chairman of Zhongtian Mould, was elected to serve on our Board of Directors as Chairman of the Board of the Company. Mr. Fajin Chen, President and Chief Executive Officer of Zhontian Mould, was elected to serve as a Director of the Board. Mr. Yoel Neeman, the sole director prior to the Exchange, remained to be a director of the Company. Mr. Heping Zhuang and Mr. Fajin Chen will become directors of the Board and Mr. Neeman will resign as a director of the Company ten days after the notice pursuant to Rule 14f-1 is mailed to the shareholders of record. The sole officer of the Company before the Exchange, Yoel Neeman, the Company’s President, resigned upon the effectiveness of the Exchange. Mr. Fajin Chen was elected as the Chief Executive Officer, Mr. Weizhi Xie was elected as the Vice President, and Mr. Xinfa Chen, as the Vice President and R&D Director.

    There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

    The information contained in this Information Statement concerning Heping Zhuang, Fajin Chen, Weizhi Xie, Xinfa Chen has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are currently No. 100, Binyang Rd,Fangjiao New Village, Chen Dai Town, Jinjiang City, Fujian Province, China.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

    In connection with the change in control of the Company described in this Information Statement, effective February 11, 2010, we elected Mr. Heping Zhuang, Chairman of Zhongtian Mould, as Chairman of the Board of the Company, and Mr. Fajin Chen, President and Chief Executive Officer of Zhontian Mould, as a Director of the Board. Mr. Yoel Neeman, the sole director prior to the Exchange, remained to be a director of the Company. Mr. Heping Zhuang and Mr. Fajin Chen will become directors of the Board and Mr. Neeman will resign as a director of the Company ten days after the notice pursuant to Rule 14f-1 is mailed to the shareholders of record. The sole officer of the Company before the Exchange, Yoel Neeman, the Company’s President, resigned upon the effectiveness of the Exchange. Mr. Fajin Chen was elected as the Chief Executive Officer, Mr. Weizhi Xie was elected as the Vice President, and Mr. Xinfa Chen, as the Vice President and R&D Director.

    The names of the current officers and directors of the Company and the incoming director and other certain information are set forth below:

Name	Age	Positions with the Company
Zhuang Heping	52	Chairman of the Board
Chen Fajin	39	CEO and Director of the Board
Yoel Neeman	38	Director of the Board
Xie Weizhi	45	Vice President
Chen Xinfa	33	Vice President and R&D Director

    The following is a summary of the biographical information of the foregoing individuals:

    Heping Zhuang, 52, Co-Founder & Chairman. Mr. Zhuang has over 20 years of experience in footwear industry management. Mr. Zhuang currently serves as Executive Director of Jinjiang Qingyang Chamber of Commerce and Vice Chairman of Jinjiang Equipment Manufacturers Association. He is responsible for the whole corporate strategies of the Company. Mr. Zhuang received his MBA degree from Huaqiao University in 2009.

    Fajin Chen, 39, Co-Founder & CEO, Mr. Chen has served on his post since the Company’s inception in 2002. Prior to that, he served as R&D Manager and General Manager of a shoe mould company invested by Taiwanese for 7 years. He has over 15 years of managerial experience in mould industry. He received his MBA degree from Huaqiao University in 2009.

    Yoel Neeman, age 38, was appointed as the Company’s Chief Executive Officer, Chief Financial Officer and Secretary, effective as of January 31, 2011, and as the Company’s sole director, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders. Mr. Neeman is a partner at the Israeli law firm Tadmor & Co. since June 2005, focusing on corporate, mergers and acquisitions, and financing. Mr. Neeman holds an LL.B. from the Hebrew University, Jerusalem where he graduated in 1998 (Magna cum Laude and was a Member of the Editorial Board of Law Review); and holds an LL.M. in Corporate Law from New York University School of Law where he graduated in 2000.

            Weizhi Xie, 45, Vice President and Sales Director.  Mr. Xie has served on this position since 2003. Prior to that, he worked in Quanzhou Zheng-Gu Hospital,  as Sales Manager for 9 years. Mr. Xie has 16 years of experience in sales and marketing.   Mr.Xie graduated from Quanzhou Medical School in 1993.

    Xinfa Chen, 33, Vice President and R&D Director. Mr. Chen has over 12 years of R&D experience in the mould industry. He joined the Company in 2002 and built up the R&D Department from scratch. In recent years, he has completed many R&D projects, such as, EVA mould, RB mould for slipper, PVC, high lever PVC, etc.. Mr. Chen graduated from Jiangxi Pinxiang Vocational School in 1997.

    All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify.  Officers serve at the pleasure of the Board of Directors.

    The Board of Directors does not currently have a specifically-designated audit committee. To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

    Prior to the appointment of Mr. Zhuang and Mr. Chen to the board of directors of the Company, they were not directors of, nor did they hold any position with the Company. Mr. Zhuang and Mr. Chen have consented to serve as directors of the Company, to the best of its knowledge, Mr. Zhuang and Mr. Chen (i) do not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) do not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) have not been involved in any transactions with the Company, nor have had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) have not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

    Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    Audit Committee Financial Expert

    Our board of directors currently acts as our audit committee. Our Board of Directors is in the process of finding an "audit committee financial expert" as defined in Regulation S-K and directors that are "independent" as that term is used in Section 10A of the Securities Exchange Act.

    Audit Committee

    We have not yet appointed an audit committee. At the present time, we believe that the members of Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert, in the near future.

    Compensation Committee

    We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee.

    Nominating Committee

    We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee. We are in search for qualified independent board members to staff this committee.

    The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

            Information regarding the compensation paid to the executive officers and directors of the Company during the past two fiscal years is set forth in Part III, Item 11 of the Company’s Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on August 30, 2010. None of the individuals who served as officers of the Company during the past two fiscal years will remain an officer or director of the Company after the Exchange.

    The following table sets forth all compensation paid or accrued by Zhongtian Mould to the individuals who will become the officers and directors of the Company for services rendered during the preceding two fiscal years. The compensation comprises base salary and bonus.

Summary Compensation Table

				Nonequity
				Incentive Plan	All Other
		Salary	Bonus	Compensation	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)	($)	($)

Heping Zhuang	2009	0	0	0	0	0
Chairman of the Board	2008	0	0	0	0	0

Fajin Chen	2009	35,403	0	0	0	35,403
CEO	2008	34,740	0	0	0	34,740

Xinfa Chen	2009	5,798	0	0	0	5,798
R&D Director	2008	3,004	0	0	0	3,004

Weizhi Xie	2009	12,755	0	0	0	12,755
Vice President in Sales	2008	13,036	0	0	0	13,036

(1) The Company pays salaries in RMB to all executive officers and directors of the board every month. The RMB amount is translated into USD when the Company files SEC documents. The exchange rates used were the average rates of 2009 and 2008. They were 6.83 and 6.95, respectively.

(2) The Company doesn’t pay bonus at present.

    Employment Agreements

    Zhongtian Mould has entered into an employment agreement with each of its executive officers. Each employment agreement with regular employees has a term of five years, while the employment agreement with the executive officers has a term of eight years. Except for the salary, the terms of the employment agreements are substantially identical, and reflect employment standards common in China as a result of PRC law or custom in China.

     As of the date of this report, we have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors. We plan to implement a compensation program for our independent directors, as and when they are appointed, which we anticipate will include such elements as an annual retainer, meeting attendance fees and stock options. The details of that compensation program will be negotiated with each independent director. Currently, the directors for the Company are not compensated for their service as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    Upon completion of the Exchange, there were 18,200,000 shares of the Company’s common stock issued and outstanding.

    The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of February 11, 2011 by the following:

each shareholder who beneficially owns more than 5% of our common stock;

each of our named executive officers;

Each of our directors; and

Executive officers and directors as a group.

    Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares the person has or shares voting or dispositive power over and any additional shares obtainable within 60 days through the exercise of options, warrants or other purchase rights. Shares of our common stock subject to options, warrants or other rights to purchase that are currently exercisable or are exercisable within 60 days of February 11, 2011 (including shares subject to restrictions that lapse within 60 days of February 11, 2011) are deemed outstanding for purposes of computing the percentage ownership of the person holding such shares, options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned.

	Amount and
	Nature
	of Beneficial		Percentage
Name and Address of Beneficial Owner(1)	Ownership		of Class
ZHUANG Heping	1,416,800	(1)	7.78%
CHEN Fajin	1,127,000	(1)	6.19%
XIE Weizhi	676,200	(1)	3.72%
All such directors and executive officers as a group (3 persons) in addition to the persons named above	3,220,000		17.69%

Five Percent Shareholders (other than directors and named executive officers)
Lin Chin Piao	8,050,000	(2)	44.23%

(1) The address for the officers and directors is No. 100, Binyang Rd,Fangjiao New Village, Chen Dai Town, Jinjiang City, Fujian Province, China. Tel No.:0086-595-8519-2802, Fax No.: 0086-595-8519-2803. The address for Mr. Lin Chin Piao is Room 1401, 14/F, World Commerce Center, Harbour City, 7-11 Canton Road, Tsimshatsui, Knowloon, Hongkong

All such directors and executive officers above as a group (3 persons) own 17.69% past-Exchange. They are the founders of Zhongtian Mould (China) and they acquired Sino-Mould's shares through Share Transfer Agreement between Zhongtian Mould (China) and Sino-Mould signed on Oct. 10, 2010.

(2) Mr. Lin Chin Piao is the controlling party of  Sino-Mould and Zhongmo (BVI).

CHANGE IN CONTROL

    The statements made in this Information Statement referencing the Share Exchange Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Share Exchange Agreement is attached as exhibit 10.2 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2011.

    On February 11, 2011, the Company entered into an agreement (the “Share Exchange Agreement”) with Sino-Mould International Company Limited, a  Hong Kong, China company (“Sino-Mould”), and the shareholders of Sino-Mould (“Sellers”). The share exchange was closed on February 11, 2011. Pursuant to the terms of the Share Exchange Agreement, the Company acquired all of the outstanding capital stocks of Sino-Mould.  Sino-Mould is a holding company whose only asset is 100% of the registered capital of Jinjiang Zhongtian Mould Co., Limited (“Zhongtian Mould”), a limited liability company organized under the laws of the People’s Republic of China (“China” or “PRC”). Substantially all of Sino-Mould's operations are conducted in China through Zhongtian Mould.  Zhongtian Mould is one of the leading mould technology companies in China, focused on shoe manufacturing mould production. As a result of these transactions, persons affiliated with Zhongtian Mould now own securities that in the aggregate represent approximately 99.45% of the equity in the Company.

    The Company issued 18,100,000 shares of the common stock, par value $.001 per share in exchange for all the shares of the capital stock of Sino-Mould (the “Exchange”). As a result of the Exchange, persons affiliated with Zhongtian Mould now own securities that in the aggregate represent approximately 99.45% of the equity in the Company.

    In connection with the acquisition, Mr. Heping Zhuang, Chairman of Zhongtian Mould, was elected to serve on our Board of Directors as Chairman of the Board of the Company. Mr. Fajin Chen, President and Chief Executive Officer of Zhontian Mould, was elected to serve as a Director of the Board. Mr. Yoel Neeman, the sole director prior to the Exchange, remained to be a director of the Company. Mr. Heping Zhuang and Mr. Fajin Chen will become directors of the Board and Mr. Neeman will resign as a director of the Company ten days after the notice pursuant to Rule 14f-1 is mailed to the shareholders of record. The sole officer of the Company before the Exchange, Yoel Neeman, the Company’s President, resigned upon the effectiveness of the Exchange. Mr. Fajin Chen was elected as Chief Executive Officer,  Mr. Weizhi Xie was elected as the Vice President, and Mr. Xinfa Chen, as the Vice President and R&D Director.

    There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Other than as described in this Information Statement, none of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

—	any of our directors or officers;

—	any person proposed as a nominee for election as a director;

—	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

—	any relative or spouse of any of the foregoing persons who has the same house as such person.

DATED: March 1, 2011

ZHONGTIAN MOULD TECHNOLOGIES, INC.

By:	/s/ Fajin Chen
Fajin Chen Chief Executive Officer